SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MEDIAMIND TECHNOLOGIES INC.
(Name of Subject Company)

MEDIAMIND TECHNOLOGIES INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

58449C100
(CUSIP Number of Class of Securities)

Vered Raviv-Schwarz
General Counsel and Corporate Secretary
135 West 18th Street, 5th Floor
New York, NY 10011
(646) 202-1320
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
William Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on June 24, 2011, (as subsequently amended, the “Schedule 14D-9”) by MediaMind Technologies, Inc. (the “Company”), relating to the tender offer by DG Acquisition Corp. VII, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation (“DG”), to purchase all of the outstanding Shares of the Company for $22.00 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 24, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.  ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section under the heading “Regulatory Approvals” on page 27 with the following:

U.S. Antitrust.  Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.  The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, the Company filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about June 20, 2011.  The waiting period applicable to the purchase of Shares pursuant to the Offer was terminated on June 24, 2011.  The requirements of the HSR Act have therefore been satisfied and the condition of the Offer with respect to the expiration of the applicable waiting period under the HSR Act has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MediaMind Technologies Inc.

By:	/s/ Vered Raviv-Schwarz
	Name:	Vered Raviv-Schwarz
	Title:	General Counsel and Corporate Secretary

Dated:	June 28, 2011